June 29, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549-7010
     Attention: Russell Mancuso, Branch Chief

Re:	Lumenis Limited Registration Statement on Form 20-F Filed May 1, 2007 File No. 0-27572
Dear Mr. Mancuso:

This letter sets forth the responses of Lumenis, Ltd. (the “Company”) to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated May 29, 2007 regarding the Staff’s review of the Company’s Form 20-F for the fiscal year ended December 31, 2006, which was filed on May 1, 2007.

The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Item 3.	Key Information, page 4
A.	Selected Financial Data, page 4

1.	We noted your statements that the amounts reported for fiscal years 2002 and 2003 should not be relied upon and that 2002 amounts have not been restated even though you indicate you determined your revenue recognition with respect to certain transactions in 2002 and 2003 was inappropriate. In addition, we see that you made “necessary adjustments” to your fiscal 2003 amounts and balances presented herein that have not been audited. Please respond to the following:
•	Please tell us why you believe it is appropriate to include “unreliable” selected financial information for fiscal 2002 herein.
We have deleted the column setting forth selected financial information for fiscal 2002. We do not believe that the omitted information would enhance an understanding of or would highlight trends in our financial condition and results of operations beyond the information provided. Moreover, any attempt to recreate the financial information would be unduly burdensome and costly, if not impossible, and would most likely yield results that might not be reliable and would certainly not be comparable to the information for the other periods presented. Finally, pursuant to Item 3.A.1 of Form 20-F, such

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June 29, 2007

information may be omitted if the Company represents to its host country regulator that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense. The Company has made such a representation to regulatory authorities in Israel.
•	With regards to fiscal 2003 never being audited, please have your auditors tell us how they were able to gain comfort that the January 1, 2004 balance sheet account balances were not materially misstated for purposes of opining on your fiscal 2006, 2005 and 2004 financial statements.
Our auditors have advised us that the audit evidence used in analyzing the impact on the opening balances of 2004 financial statements included performing the following major audit procedures that enabled us and our auditor to gain comfort that the January 1, 2004 balance sheet account balances were not materially misstated for purposes of opining on our fiscal 2006, 2005 and 2004 financial statements:
1.	Confirmed cash balances and tested the client’s cash reconciliations and cash cutoff.

2.	Confirmed and tested investments and determined the reasonableness of recorded values.

3.	Confirmed accounts receivables (and the coverage was adequate); tested the adequacy of the allowance for doubtful accounts; and performed sales cut-off procedures.

4.	Observed inventory and made appropriate test counts as of December 31, 2004 and performed roll-back procedures to January 1, 2004. Performed inventory price tests; identified any excess, slow-moving, or obsolete inventory; performed shipping and receiving cutoff procedures; and considered inventory valuations for lower of cost or market.

5.	Tested property, plant, and equipment, giving appropriate consideration to significant additions and retirements, depreciation methods, useful lives, and impairment issues.

6.	Tested goodwill, giving appropriate consideration to impairment issues.

7.	Tested prepaid expenses, deferred charges, intangible assets and other assets, and considered the reasonableness of the remaining asset balances.

8.	Performed procedures as to the existence of unrecorded liabilities and tested the validity and adequacy of accrued liabilities.

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June 29, 2007

9.	Analyzed the income tax related accounts and addressed significant temporary differences and related deferred tax asset valuation allowances.

10.	Confirmed debt terms and balances and tested the reasonableness of interest expense.

11.	Examined authorization and supporting documentation for significant equity transactions, including stock issuance and retirement.

•	Please remove the label “Audited” with regards to 2006, 2005 and 2004 on the table of selected financial results as selected financial data is derived from either audited or unaudited financial statements but not audited.
We note in the text introducing the financial information that the 2003 financial information is not derived from audited financial statements and have removed the label “Audited” with regard to the 2006, 2005 and 2004 information.

Revise the filing as necessary based on our comment.

We have made the appropriate revisions to the filing.

B.	Capitalization and Indebtedness, page 5

2.	We see you have included financial information as of February 28, 2007 herein. Please confirm you have complied with the requirements of Item 8.A.5. of Form 20-F which indicates “If, at the date of the document, the company has published interim financial information that covers a more current period than those otherwise required by this standard, the more current interim financial information must be included in the document.” Revise the filing as necessary based on our comment.

The Company has not published financial results for any period subsequent to those included in the Form 20F.
Item 4. Information on the Company, page 22
A.	History and Development of the Company, page 22
Private Placement of Ordinary Shares and Warrants to the Investors, page 25
3.	We note disclosures herein that pursuant to a Registration Rights Agreement, the Company has agreed to provide certain registration rights to the Investors as well as to the Bank. Please tell us and revise the filing to disclose how you have accounted for the Registration Rights Agreement. Please make sure to address the impact of adopting “FASB Staff Position No. EITF 00-19-2” on your financial statements in your response and in the filing.

United States Securities and Exchange Commission

June 29, 2007

As regards the grant of certain registration rights to investors, we examined EITF 00-19 (Accounting for Registration Payment Arrangements), EITF 00-19. (Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock), and EITF D-98 (Classification and Measurement of Redeemable Securities) with regard to the classification of financial instruments issued by the Company. We classified the instruments granted as equity instruments.

The Registration Rights Agreement (Exhibit 4.23, Section 5) requires the Company to use its “commercially reasonable best efforts” to cause the registration statement to become effective and sets forth no deadline or, as more fully discussed below, penalty for failure to have the registration statement declared effective. Since the requirement is under the control of the Company, the criterion for equity classification described in paragraphs 14-18 of EITF 00-19 is satisfied.

The Agreement does not require the Company to transfer any consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is delayed or not declared effective or if effectiveness of the registration statement is delayed or not maintained. There is no consideration in the form of cash, equity instruments, or adjustments to the terms of the financial instrument or instruments that are subject to the registration rights agreement.

In addition, the Agreement does not require the issuer to obtain and/or maintain a listing on a stock exchange, instead of, or in addition to, obtaining and/or maintaining an effective registration statement.

Thus, the Company believes that the registration rights agreement is not within the scope of FSP EITF 00-19-2.

The appropriate disclosure regarding the impact of adopting FSP EITF 00-19-2 and the accounting for the Registration Rights Agreement has been included in the filing under the caption “Recent Accounting Pronouncements,” as follows: In December 2006, the FASB posted FASB Staff Position, or FSP, 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement should be separately recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies.” This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective immediately for registration payment arrangements and financial instruments subject to those arrangements that were entered into or modified subsequent to December 15, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 15, 2006, the FSP

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is effective for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company will adopt FSP 00-19-2 beginning January 1, 2007 and has determined that there is no impact on its financial statements.

B.	Business Overview, page 33
Breakdown of Net Sales By Activity and Geographic Market, page 42
4.	We noted your statement that “as is common in this industry, a substantial portion of [your] sales are completed in the last few weeks of each calendar quarter.” Please tell us more about the timing of your sales and why you believe your current internal controls enable you to record sales transactions in the proper period.
•	As indicated in our Form 20-F and as is common in our industry, a significant percentage of orders for our systems are placed towards the end of each quarter. A number of procedures are in effect to ensure proper revenue cut-off. These procedures include the following:
–	The Corporate Controller issues a memo prior to the end of each quarter instructing all regional management, Order Administration, Logistics and Finance Departments as to the last date and time by which systems and parts must be shipped or delivered in order for such goods to be included in the current quarter’s revenue.

–	Invoicing for systems and parts takes place after goods have been shipped and relieved from inventory. Local controllers close system from performing shipping transactions at close of quarter which prevents invoicing of systems not shipped and relieved from inventory by quarter close.

–	The Company performs physical inventory count procedures which are reconciled to system records.

–	Local controllers review a significant percentage (generally 50% or more) of the quarter’s revenue for compliance with the Company’s revenue recognition policy and procedures. Such review includes, among other things, reviewing shipping terms on sales orders to ensure that risk of loss has passed prior to balance sheet date and a review of shipping and/or delivery documents as appropriate to ensure that proper cut-off was achieved. Such reviews place an emphasis on transactions towards the end of the period.
Item 5. Operating and Financial Review and Prospects, page 53
A.	Operating Results, page 53

United States Securities and Exchange Commission

June 29, 2007

Year Ended December 31, 2006 Compared With Year Ended December 31, 2005, page 56
5.	Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that general and administrative expenses increased 22% “due primarily to higher audit fees, IT service fees and a provision for the settlement of the GSI claim,” However, you do not quantify the impact of each of these factors. Revise your filing accordingly to address our concerns.

We have modified our disclosure to quantify and discuss individual significant factors in the changes described under the captions “General and Administrative” and “Selling and Marketing Expenses”.
Legal Proceedings, page 80
General
6.	We note from page 84 that you are under review for “certain unlicensed exports or reexports to Iran of devices and associated spare parts.” We also note that the 20-F does not contain any other information relating to operations or contacts associated with Iran, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to U.S. export controls and sanctions. Please describe for us your contacts with Iran and discuss their materiality to you in light of the country’s status as a state sponsor of terrorism. Please also discuss whether the contacts constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in and contacts with Iran, including through affiliates and other direct and indirect arrangements.

Since March 2006, the Company has not engaged in any transactions or sales (i.e., exports or reexports) involving Iran, either directly or indirectly, and has implemented a company-wide policy that it will not engage in any such transactions involving Iran in the future.

Prior to March 2006, we sold several of our aesthetic products (e.g., hair removal systems and associated items) to Iran Memco Ltd., a distributor responsible for reselling Lumenis products in Iran. In total, we made 19 unlicensed shipments to Iran of 32 eye surgery and hair removal systems and 41 shipments of associated spare parts, accessories and consumables to support such systems. These sales were made by our subsidiaries in Europe. Although we believe that such sales complied with the requirements of the applicable European laws, they involved the export and reexport of U.S.-origin items from Lumenis, Inc. (a U.S. company) in a manner inconsistent with the requirements of sanctions on Iran maintained by the U.S. Government.

When these shipments and the potential compliance issue came to the attention of our senior management in March 2006, we took immediate action to terminate all

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transactions with Iran and other countries and persons subject to U.S. embargoes as identified by the U.S. Department of the Treasury, Office of Foreign Asset Controls (“OFAC”). We retained outside counsel to conduct a thorough investigation of the facts and circumstances resulting in these exports and to recommend actions the company should take to ensure future compliance with U.S. export control regulations. We have implemented an internal trade compliance program and have made changes to our order processing system that prohibit any transactions with sanctioned countries, including Iran. We have not marketed or sold any products to Iran since March 2006 and will not approve, either directly or indirectly through distributors, the export or reexport of goods or technical assistance to Iran. There is an outstanding sales commission owed to Iran Memco in connection with a sale prior to March 2006. Lumenis is seeking to ensure that this matter is resolved in compliance with all applicable U.S. laws and regulations regarding transactions with Iran and will not make any payment unless and until it receives express authorization from U.S. authorities to do so.

In sum, our contacts with Iran are not material and there are no current or future operations, exports, reexports or contacts with Iran that could constitute a material investment risk to Lumenis security holders because the company has undertaken significant efforts to ensure that it does not engage in any transactions involving Iran or any other country subject to comprehensive U.S. sanctions.

7.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities, if any, associated with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that Vermont’s Pension Investment Committee has adopted a resolution restricting investments in companies and governments linked to terrorist activities. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Iran.

We do not believe that Lumenis’ revenues, assets or liabilities associated with Iran are material in quantitative or any other terms. Total sales of Lumenis products to Iran were minimal and had virtually no effect on the company’s total revenues. Total sales to Iran during 2005 were valued at $566,189, which accounted for approximately two tenths of one percent of our total annual sales for that year (i.e., $283,329,000). Lumenis has

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never possessed assets in Iran. Finally, as noted above, Lumenis owes a liability (i.e., sales commission for a completed sale) of approximately $140,000 to Iran Memco, its former distributor in Iran. The amount of this liability is small (i.e., not material) and it will not be paid unless Lumenis obtains authorization from the U.S. Government.

In evaluating the materiality of our revenues, assets and liabilities associated with Iran, we have also considered qualitative factors that a reasonable investor would deem important in making an investment decision, such as the potential impact of these activities on Lumenis’ reputation and share value, as well as the cited U.S. legislative and regulatory actions. We note that the company’s investor relations department has never received statements of concern or inquiries from investors or potential investors regarding Lumenis’ sales to Iran. Moreover, given the extensive efforts that the company has taken to prevent any future transactions involving Iran or any other country subject to trade embargoes maintained by the United States, we believe that there are no issues involving Iran that would constitute a material investment risk to our security holders.

8.	Your qualitative materiality analysis also should address whether the government of Iran or entities controlled by it receive cash or act as intermediaries in connection with your operations or, to the best of your knowledge, those of your affiliates.

To the best of our knowledge, neither the government of Iran nor entities controlled by the government of Iran received cash or acted as intermediaries in connection with any of Lumenis’ past sales to Iran.

9.	We note that you have operations in several countries in the Middle East and Africa. Please identify for us the countries in the Middle East and Africa in which you have operations.

Other than our headquarters in Yokneam, Israel, we have no subsidiaries or offices in the Middle East or Africa. We sell our products in these regions via local distributors. Such sales are managed by our sales division for Europe, the Middle East and Africa (“EMEA”).

Through the EMEA sales division, Lumenis products are sold through independent local distributors in the Middle East and Africa. In addition to Iran, Syria is the only other country in these regions subject to U.S. sanctions and where Lumenis made a single sale of a spare part to a distributor. This occurred after comprehensive U.S. trade sanctions were implemented in May 2004. Details on this isolated sale were included in Lumenis’ comprehensive disclosure to the U.S. Government referenced above. Current policy prohibits such sales from taking place in the future.

We have been advised by our EMEA sales division that, during the past eighteen months, sales have been made through distributors in the Middle East and Africa countries listed below (we have no operations in any of those countries except Israel). As set forth above, we no longer permit sales to Iran and Lebanon, all sales to Iran having occurred prior to March 2006.

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June 29, 2007

Algeria Bahrain Egypt Iran Jordan Kenya Kuwait Lebanon Oman Qatar Saudi Arabia South Africa Tunisia United Arab Emirates Yemen
Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-2
10.	We see your auditors’ indicate herein they did not audit the financial statements of certain of your subsidiaries but the financial statements of those subsidiaries were audited by another auditor, whose reports have been furnished to them. If an audit report required to be filed includes reference to another accountant’s report, the separate report of the other accountant must also be included in the filing. Accordingly, please revise the filing to include the referenced auditors’ report.

The filing has been revised and the separate report of the other accountant is included in the filing.
Consolidated Statements of Operations, page F-4
11.	Please tell us about the nature of the “special charges” included on your consolidated statements of operations, including what specifically comprises the reported amounts and why you believe it is appropriate to identify such amounts as special charges (rather than selling and marketing or general and administrative expense) on the face of your income statement. In addition, we noted from your discussion under Item 5, that it appears a number of charges of a different nature are accumulated in this one line. Please also tell us why you believe this is appropriate and cite the accounting guidance upon which you based your current accounting and presentation. Revise the filing as necessary based on our concern.

We have revised the disclosure to reflect that these special charges are classified as and included in general and administrative expenses.

United States Securities and Exchange Commission

June 29, 2007

Consolidated Statements of Cash Flows, page F-5
12.	We noted your discussion on page F-27 whereby you state, “while the Company did engage in hedging activities in 2004 and prior, it did not do so in 2005 or 2006.” These and other disclosures in Note 14 imply you did not have any derivatives outstanding during 2006. Accordingly, please tell us why the cash flow statement includes a line item to account for changes in the fair value of derivatives for all periods presented. Please revise your disclosures in the filing as necessary to address our concerns.

The derivatives described in our cash flow statement do not represent hedging activities of the Company. These amounts represent changes in the fair value of an embedded derivative feature provided to Bank Hapoalim as a part of our original restructuring at 2003 as described in the Form 20-F. Appreciation fees to Bank Hapoalim were accounted for as an embedded derivative in accordance with FAS 133 (Share-Based Payment), (Accounting for Derivative Instruments and Hedging Activities), and recorded at their fair value.
Note 2 — Recapitalization, page F-7
13.	We noted that as part of the recapitalization in December 2006 you issued options to certain former directors. It appears that these individuals would no longer be considered employees of the company in this case. Please tell us how you accounted for this issuance of options and cite the accounting guidance upon which you based your accounting.

Options were granted to directors for their services as directors. At the grant date (November 14, 2006) the “former” directors were serving as directors of the Company. They became “former” directors on December 5th, 2006. We have revised the text to clarify their status at the time of the option grants.

According to FAS 123(R) (Share-Based Payment), (Accounting for Derivative Instruments and Hedging Activities): “Nonemployee director does not satisfy this definition of employee. Nevertheless, for purposes of this Statement, nonemployee directors acting in their role as members of a board of directors are treated as employees if those directors were (a) elected by the employer’s shareholders or (b) appointed to a board position that will be filled by shareholder election when the existing term expires. However, that requirement applies only to awards granted to nonemployee directors for their services as directors. Awards granted to those individuals for other services shall be accounted for as awards to nonemployees for purposes of this Statement.” [FAS 123(R) Glossary]

When the options were granted to directors for their services, the options were immediately accounted for as awards to employees, according to FAS 123(R). In addition, since the options granted were fully vested at the grant date, the fair value of the awards was charged to income statement.

United States Securities and Exchange Commission

June 29, 2007

14.	We see disclosures on page 26 that the Purchase Agreement provides that the amount of “purchased shares” will be adjusted. Please tell us how you have accounted or will account for any “adjustments” to the “purchased shares” and support your planned or actual accounting with references to applicable authoritative accounting literature. Revise the filing as necessary based on our comment.

We have considered FAS 150 (Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity) for purchase shares adjustments under the terms of the Purchase Agreement, a portion of the Purchased Shares were to be automatically redeemed by the Company for no consideration based on achievement of the revenue/operation profit targets for the year ended December 31, 2006 and for the fiscal quarter ended March 31, 2007.

Since the Company would not be required in any case to redeem the shares for cash or other consideration and these shares not considered to be either mandatory redeemable shares nor freestanding derivative, the classification of the shares as equity is appropriate (according to FAS 150 par. 12). In addition, in the event that the shares had been redeemed (which did not occur because the profit targets were not achieved), there would have been classification within the equity accounts between Additional Paid in Capital and Ordinary Shares.

15.	We see disclosures on page 32 that your 2006 debt restructurings resulted in actual and contingent write offs of outstanding loan balances. Please tell us how you accounted for the write offs and support your assertions with references to applicable authoritative accounting literature. Revise the filing as necessary based on our comment.

Write-offs represent the concession by Bank Hapoalim that was contingent upon the cash infusion by the Investors. Since the modification to the credit agreement was the result of a troubled debt restructuring, based on EITF 02-04 (Determining Whether a Debtor’s Modification or Exchange of Debt Instruments in within the Scope of FASB Statement No. 15 guidance), the prevailing authoritative guidance is FAS 15 (Accounting by Debtors and Creditors for Troubled Debt Restructurings). Under FAS 15, the new debt should be recorded based upon the gross future cash flows (interest and principal). The undiscounted future cash flows were compared to the carrying amount of debt. No gain on restructuring was recognized, since the carrying amount of the loan did not exceed the total undiscounted future cash payments (including amounts contingently payable) specified by the new terms.
Note 3 — Financial Statement Presentation & Significant Accounting Policies, page F-7
16. We see that on pages 54 and F-9 you refer to using a valuation of an independent third party when determining fair value of your reporting units. Please revise the filing to comply with Item 10.G. of Form 20-F which indicates “where a statement or report attributed to a person as an expert is included in the document, provide such person’s name, address and qualifications and a statement to the effect that such statement or

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report is included, in the form and context in which it is included, with the consent of that person, who has authorized the contents of that part of the document.”

We have eliminated the reference to the third party. We have revised the text in the Form 20-F as follows:

Page 54: The fair value of the reporting units is determined based on various analyses, including discounted cash flow projections.

Page F-9: The fair value of the reporting units is determined based on various analyses, including discounted cash flow projections..
* * *
The Company believes that the foregoing is fully responsive to the Staff’s comments. We are providing you with marked copies of the amendment to facilitate your review.
Additionally, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any additional questions or comments to me at (305) 579-0894. My fax number is (305) 961-5894.

Very Truly Yours, Greenberg Traurig, P.A.
By:	/s/ Gary M. Epstein